Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

MAZOR ROBOTICS ANNOUNCES CLOSING OF THE THIRD TRANCHE EQUITY INVESTMENT

CAESAREA, Israel – September 15, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, today announced the closing of the third tranche equity investment by Medtronic pursuant to the executed agreement between the parties, as previously disclosed on August 30, 2017.  Mazor issued 1.04 million American Depositary Shares (ADSs) at $38.46 per ADS, which is equal to the weighted average price of the ADSs for the trailing 20-day period ending on and including August 29, 2017, for an aggregate purchase price of $40 million. In addition, Mazor issued to Medtronic warrants to purchase an additional 1.21 million ADSs at an exercise price of $44.23 per ADS, which represents a 15% premium over the per share price for the $40 million equity investment. Medtronic has the right to exercise the warrants immediately in whole or in part, for cash, and they expire after 18 months from the issuance date.

Medtronic's total investment in Mazor to date totals $72 million.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor's annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646.445.4800